UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507M107

1.	Names of Reporting Persons Don Hankey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,817,608 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 40,817,607 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,817,607

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 22,676,444 Class B Common Shares of MM CAN USA, Inc., a Delaware corporation (“MM CAN Shares”) issuable to Hankey Capital, LLC (“Hankey Capital”), 9,070,582 MM CAN Shares issuable to Westlake Capital Finance, LLC (“Westlake”) and 9,070,582 MM CAN Shares issuable to Knight Insurance Company, Ltd. (“Knight”). Each MM CAN Share is exchangeable into one Class B Subordinate Voting Share of the Issuer (each, a “Share”). Don Hankey is the Manager of Hankey Capital, and the Chairman of each of Westlake and Knight.

Item 1.

	(a)	Name of Issuer MedMen Enterprises Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10115 Jefferson Blvd. Culver City, California 90232

Item 2.

	(a)	Name of Person Filing Don Hankey
	(b)	Address of Principal Business Office or, if none, Residence 4751 Wilshire Blvd., Suite 110, Los Angeles, California 90010
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Class B Subordinate Voting Shares, without par value
	(e)	CUSIP Number 58507M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Don Hankey may be deemed the beneficial owner of an aggregate of 40,817,608 Shares, which is approximately 7.4% of the outstanding Shares. This amount consists of 22,676,444 MM CAN Shares issuable to Hankey Capital, 9,070,582 MM CAN Shares issuable to Westlake and 9,070,582 MM CAN Shares issuable to Knight. Each MM CAN Share is exchangeable into one Share. Don Hankey is the Manager of Hankey Capital, and the Chairman of each of Westlake and Knight. Don Hankey has the sole voting and dispositive power over the Shares held by Hankey Capital, Westlake and Knight.

The percentage is based on 512,315,834 Shares outstanding as of December 31, 2020, according to the Issuer’s Registration Statement on Form 10 filed with the SEC on January 15, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.
Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	/s/ Don Hankey
Don Hankey

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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